Independent Auditors' Consent

The Board of Directors
Warwick Community Bancorp, Inc.:

We consent to the incorporation by reference in the Registration Statement No. 333-81467 on Form S-8 of The Warwick Savings Bank 401(k) Savings Plan of Warwick Community Bancorp, Inc., of our report dated June 23, 2003 relating to the statements of net assets available for benefits of the Warwick Savings Bank 401(k) Savings Plan, as of December 31, 2002 and 2001 and related statement of changes in net assets available for benefits for the years ended December 31, 2002 and 2001, and the schedule of assets held for investment purposes at December 31, 2002, which report appears in the December 31, 2002 Annual Report on Form 11-K of the Warwick Savings Bank 401(k) Savings Plan.

                                                                                KPMG LLP

Short Hills, New Jersey
June 27, 2003